EXHIBIT (a)(1)(iii)

Dear Member:

     We are enclosing a copy of the BlackRock Preferred Partners LLC (the “Fund”) Offer to Purchase dated December 26, 2013 (the “Offer to Purchase”), in which the Fund is offering (the “Offer”) to purchase up to 989,446 of its limited liability company units (the “Units”). The Units subject to the Offer represent approximately 15% of the Fund’s net asset value (“NAV”) as of November 29, 2013 (approximately $10,982,850). For Units (or portions thereof) tendered and accepted for repurchase, members of the Fund (“Members”) will receive and be bound by the terms of a repurchase instrument, as set forth in the Fund’s Amended and Restated Limited Liability Company Agreement, dated as of June 6, 2012, entitling the Member to be paid an amount equal to the NAV per Unit accepted for repurchase determined as of March 31, 2014 (or a later date determined by the Fund if the Offer is extended) (in each case, the “Valuation Date”), less any applicable early repurchase fee due to the Fund in connection with the Offer, and subject to the terms thereof. Together with the Offer to Purchase we are sending you a form of Letter of Transmittal (the “Letter”) for use by holders of record of Units that you should read carefully. Certain selected financial information with respect to the Fund is set forth in the Offer to Purchase.

     BlackRock Holdco 2, Inc. (“BlackRock”), an affiliate of the Fund’s investment adviser and investment sub-adviser, holds 2,593,315.64 Units as of December 2, 2013, representing approximately 38.75% of the Fund’s outstanding Units. BlackRock purchased these Units as a seed capital investment in the Fund. BlackRock intends to tender up to 330,000 Units of this seed capital investment pursuant to the Offer, representing up to approximately 12.73% of the Units currently owned by BlackRock, up to approximately 4.93% of the Fund’s total outstanding Units as of December 2, 2013 and up to approximately $3,663,000 (5.00%) of the Fund’s NAV as of November 29, 2013. In connection with the Fund’s tender offer that expired on October 28, 2013, BlackRock tendered 389,000 Units which were accepted for repurchase in accordance with the terms of that offer. The valuation date for that offer does not occur until December 31, 2013, and thus these Units continue to be reflected in the November 29, 2013 NAV and December 2, 2013 ownership figures above. The 330,000 Units BlackRock intends to tender pursuant to the Offer represent approximately 15% of the balance of BlackRock’s untendered seed capital Units. Any Units purchased from BlackRock will be on the same terms and conditions as any other purchase of Units pursuant to the Offer. BlackRock does not intend to tender any amount of Units that would cause the Offer to be oversubscribed.

     If, after reviewing the information set forth in the Offer to Purchase and the Letter, you wish to tender Units for purchase by the Fund, please follow the instructions contained in the Offer to Purchase and the Letter.

     Neither the Fund nor its Board of Directors makes any recommendation to any holder of Units as to whether or not to tender Units. Each Member is urged to consult his or her broker or tax adviser before deciding whether to tender any Units.

     The Units currently are not traded on any established secondary market. The value of your Units will likely change between the time the Fund’s NAV was most recently calculated (November 29, 2013) and the Valuation Date (March 31, 2014). The Fund calculates its NAV as of the close of business on the last business day of each calendar month, within approximately 25 calendar days after the last business day of such month, and at such other times as the Board of Directors may determine. Members desiring to obtain the Fund’s most recently calculated NAV may contact the Fund’s administrator, The Bank of New York Mellon, at 1-866-211-4521.

     Requests for additional copies of the Offer to Purchase or the Letter may be directed to The Bank of New York Mellon, Attn: BlackRock Preferred Partners, c/o Investor Services, 400 Bellevue Parkway, Wilmington, DE 19809, or by telephone at 1-866-211-4521.

     Should you have any other questions on the enclosed material, please do not hesitate to contact The Bank of New York Mellon, at 1-866-211-4521. We appreciate your continued interest in BlackRock Preferred Partners LLC.

Yours truly,

BlackRock Preferred Partners LLC